UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549


SCHEDULE 13G

(Under the Securities Exchange Act of 1934)
(Amendment No. 2)*

KEITHLEY INSTRUMENTS, INC.
------------------------------------------------------
(Name of Issuer)

COMMON STOCK
---------------------------------
(Title of Class of Securities)

487584104
-----------------------
(Cusip Number)

December 31, 2008
_______________________________
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

[X]  Rule 13d-1    (b)Babson Capital Management LLC
[X]  Rule 13d-1    (c)Cobbs Wharf Master Fund, L.P.
[ ]  Rule 13d-1    (d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing of this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes.)

[Continued on the following page(s)]
Page 1 of 8 Pages










CUSIP No  487584104		   Page 2 of 8 Pages
----------------------------------------------------------------
1.	Name of reporting person
 	S.S. or I.R.S. identification no. of above person

	Babson Capital Management LLC
	51-0504477
----------------------------------------------------------------

2.	Check the appropriate box if a member of a group
	(a)(   )
	(b)( X )
----------------------------------------------------------------
3.	SEC use only
----------------------------------------------------------------
4.	Citizenship or place of organization
	Delaware
----------------------------------------------------------------
                      		5.	Sole Voting Power


	Number of	         	-----------------------------
	shares	           	6.	Shared Voting Power
	beneficially
	owned by				 840,000
	each		      	       -----------------------------
	Reporting            	7.	Sole Dispositive Power
	person
	with
					-----------------------------
8.	Shared Dispositive Power
				840,000
      ---------------------------------------------------------------
9.	Aggregate amount beneficially owned by each reporting person

 		 840,000 (1)
	---------------------------------------------------------------
10.	Check if the aggregate amount in row (9) excludes certain shares*

      ----------------------------------------------------------------
11.	Percent of class represented by amount in row 9
	       6.24%
      ----------------------------------------------------------------
12.	Type of Reporting person
	IA
(1) Babson Capital Management LLC (Babson Capital) serves as investment adviser to Cobbs Wharf Master Fund, L.P., a Cayman Islands limited partnership, which was the registered holder of the shares reported as beneficially owned by Babson Capital.





CUSIP No  487584104		   Page 3 of 8 Pages
----------------------------------------------------------------
1.	Name of reporting person
 	S.S. or I.R.S. identification no. of above person

	Cobbs Wharf Master Fund, L.P.
----------------------------------------------------------------

2.	Check the appropriate box if a member of a group
	(a)(   )
	(b)( X )
----------------------------------------------------------------
3.	SEC use only
----------------------------------------------------------------
4.	Citizenship or place of organization
	Delaware
----------------------------------------------------------------
                      		5.	Sole Voting Power


	Number of	         	-----------------------------
	shares	           	6.	Shared Voting Power
	beneficially
	owned by				 840,000
	each		      	       -----------------------------
	Reporting            	7.	Sole Dispositive Power
	person
	with
					-----------------------------
8.	Shared Dispositive Power
				840,000
      ---------------------------------------------------------------
9.	Aggregate amount beneficially owned by each reporting person

 		 840,000 (1)
	---------------------------------------------------------------
10.	Check if the aggregate amount in row (9) excludes certain shares*

      ----------------------------------------------------------------
11.	Percent of class represented by amount in row 9
	       6.24%
      ----------------------------------------------------------------
12.	Type of Reporting person
	IA
(1) Babson Capital Management LLC (Babson Capital) serves as investment adviser to Cobbs Wharf Master Fund, L.P., a Cayman Islands limited partnership, which was the registered holder of the shares reported as beneficially owned by Babson Capital.






CUSIP No  487584104		   Page 4 of 8 Pages
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SCHEDULE 13G

ITEM 1(A):  NAME OF ISSUER:

KEITHLEY INSTRUMENTS INC.

1(B):  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

	28775 Aurora Road
	Solon, Ohio  44139

ITEM 2(A):  NAME OF PERSON FILING:

(i)   Babson Capital Management LLC (Babson) as investment adviser.
(ii)  Cobbs Wharf Master Fund, L.P. (Cobbs Wharf)


ITEM 2(B):  ADDRESS OF PRINCIPAL BUSINESS OFFICE:

Babson Capital Management LLC
470 Atlantic Avenue
Boston, MA   02210-2208

Cobbs Wharf Master Fund, L.P.
470 Atlantic Avenue
Boston, MA   02210-2208

ITEM 2(C):  CITIZENSHIP:

	See Item 4 of Cover Page

ITEM 2(D):  TITLE OF CLASS OF SECURITIES:

	See Cover Page

ITEM 2(E):  CUSIP NUMBER:

	See Cover Page

ITEM 3:  TYPE OF REPORTING PERSON:
This statement is filed pursuant to Rule 13d-1 (b) (1) (ii) (E) for Babson Capital.

ITEM 4:  OWNERSHIP:

(a)AMOUNT BENEFICIALLY OWNED: Babson Capital, in its capacity as investment adviser, may be deemed the beneficial owner of 840,000 shares of common stock of the Issuer which are owned by investment advisory client(s).


(b)	PERCENT OF CLASS:  6.24%

(c)	For information on voting and dispositive power with respect to the above listed shares, see Items 5 - 8 of Cover Page.

CUSIP No  487584104		   Page 5 of 8 Pages
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ITEM 5:  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

N/A

ITEM 6:  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Cobbs Wharf Master Fund, L.P.     6.24%


ITEM 7: IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH
	ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
	COMPANY:

Not Applicable



ITEM 8:  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:
Not Applicable


ITEM 9:  NOTICE OF DISSOLUTION OF GROUP:

		Not Applicable

ITEM 10:  CERTIFICATION:
BABSON CAPITAL MANAGEMENT LLC CERTIFICATION
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE:

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

 	Date: June 2, 2009



Babson Capital Managment LLC
Signature:  // John Robbins //
	       John Robbins
	       Managing Director



CUSIP No  487584104 		   Page 6 of 8 Pages
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COBBS WHARF MASTER FUND, L.P. CERTIFICATION
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and held in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE:

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

 	Date: June 2, 2009


COBBS WHARF MASTER FUND, L.P.
BY:  Cobbs Wharf Management, LLC
     Its General Partner



BY:  // John Robbins //
Name: John Robbins
Title: Managing Director



CUSIP No 487584104 		   Page 7 of 8 Pages
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JOINT FILING AGREEMENT

This will confirm the agreement by and among all the undersigned that the amended Schedule 13G filed on or about this date and any future amendments thereto with respect to the beneficial ownership by the undersigned of common shares of Carriage Services, Inc.
is being filed on behalf of each of the undersigned in accordance with Rule 13d-1(k)(1). This agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.



        June 2, 2009
        --------------------
	Date


	Babson Capital Management LLC


	_____________________________
	By: //John Robbins //
        Name: John Robbins
	Title: Managing Director






	Cobbs Wharf Master Fund, L.P.

	_____________________________
	By: Cobbs Wharf Management, LLC
	Its General Partner


	By: //John Robbins //
        Name: John Robbins
	Title: Managing Director


CUSIP No  487584104		   Page 8 of 8 Pages
----------------------------------------------------------------




June 2, 2009


Securities and Exchange Commission
Operations Center
Attn:  Stop 0-7
6432 General Green Way
Alexandria, VA 22312-2413



Re:	SCHEDULE 13G RELATING TO COMMON STOCK OF KEITHLEY INSTRUMENTS
        FOR THE YEAR ENDING DECEMBER 31, 2008



Dear Sir or Madam:

Babson Capital Management LLC and Cobbs Wharf Master Fund, L.P.
are filing today an amended Schedule 13G through the EDGAR system to reflect a change in reporting persons.

Please note that the shares as to which this Schedule is filed are owned by various investment advisory clients of Babson Capital, which may be deemed a beneficial owner of the shares only by virtue of the direct or indirect investment discretion it possesses pursuant to the provisions of investment advisory agreements with such clients.

A copy of the Schedule 13G is being sent to the issuer as required by Rule 13d-7.

Comments or questions concerning the above may be directed to the undersigned at (617) 761-3730.

Sincerely,



// John Robbins //
   John Robbins
Managing Director